RONSON                                                         EXECUTIVE OFFICES
CORPORATION

RONSON RD                                                TELEPHONE: 732-636-2430
P.O. BOX 3000 WOODBRIDGE, NEW JERSEY 07095


                                                                October 13, 2009
Mr. Rufus Decker
Accounting Branch Chief
Division of Corporation Finance
Mail Stop 4631
U.S. Securities and Exchange Commission
Washington, DC 20549-4631

      RE:   Form 10-K for the fiscal year ended December 31, 2008
            Forms 10-Q for the periods ended March 31, 2009 and June 30, 2009 File No. 1-1031

Dear Mr. Decker:

On behalf of Ronson Corporation (the "Company"), set forth below are our responses to the additional comments raised in your letter dated September 30, 2009 (the "Comment Letter") regarding our Annual Report on Form 10-K for the fiscal year ended December 31, 2008 (the "Annual Report") and our Quarterly Reports on Form 10-Q for the periods ended March 31, 2009 and June 30, 2009 (the "Quarterly Reports"). The responses below are in the same order in which the Comment Letter was written with each response immediately following the corresponding comment each of which is re-typed below.

Also, in connection with this response, we acknowledge the following:

      o the Company is responsible for the adequacy and accuracy of the disclosure in these filings;

      o staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

      o the Company may not assert staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2008
----------------------------------------------

General
-------

      1. Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. With the exception of the comments below that specifically request an amendment, all other revisions may be included in your future filings.

We note the staff's comment and have responded accordingly to the comments below.

Item 15 - Exhibits and Financial Statement Schedules, page 42
-------------------------------------------------------------

Note 4 - Long-term debt, page 62
--------------------------------

      2. We have reviewed your response to prior comment 5. You have responded that you will reclassify your loan balances as short-term in future filings. As previously requested, please tell us how you applied the guidance in EITF 86-30 in determining that a portion of your loan balances should appropriately be classified as long-term. Please separately address the appropriateness of your long-term classification pursuant to EITF 86-30 as of December 31, 2008 and each subsequent interim balance sheet date.

Mr. Rufus Decker                                                October 13, 2009
Page 2 of 2

The loan agreement with our primary lender, under Section 6.2(e),  provides that
"for  the  fiscal   year  ending   December   31,  2009  and  each  fiscal  year
thereafter...Lender shall consult with ...[the Company] and thereafter reset the
.... Financial Covenants in its reasonable  discretion." As previously indicated, the Company's primary lender has not taken action to exercise its remedies under our loan arrangements which we viewed as tantamount to a waiver of compliance on December 31, 2008 and, in the context of EITF 86-30 and our loan agreement, an implicit on-going modification of our compliance requirements so as to render
the  covenants   reasonable  in  our   circumstances.   In  view  of  subsequent
developments and our on-going communication with the primary lender and our reexamination of the guidance under EITF 86-30, we believe that our prior interpretation does not apply and, as previously indicated, in future filings we will classify the Company's loan balances as short-term.

Exhibit 31 -- Certifications
----------------------------

      3. We have reviewed your response to prior comment 6. Please amend your December 31, 2008 Form 10-K, as well as your March 31, 2009 and June 30, 2009 Forms 10-Q, to provide the certifications of Section 302 of the Sarbanes-Oxley Act of 2002 that conform to the language in Item 601(B)(31) of Regulation S-K. Specifically, please:

      o include in your certifications in the December 31, 2008 Form 10-K and the March 31, 2009 and June 30, 2009 Forms 10-Q the phrase, "and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f))" in the introduction for paragraph 4;

      o include in your certifications in the December 31, 2008 Form 10-K and the June 30, 2009 Form 10-Q paragraph 4(b) regarding the design of your internal control over financial reporting; and

      If there are no restatements made to the financial statements, the Form 10-K/A and subsequent Forms 10-Q/A can solely include the cover page, explanatory note, signature page, and Items 1, 2, 4 and 5 of the certifications. Please ensure that the revised certifications refer to the Form 10-K/A and Forms 10-Q/A and are currently dated. Refer to Section 246.13 of the Division of Corporation Finance - Compliance and Disclosure Interpretations of the Regulation S-K, which can be found at http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm.
---------------------------------------------------------------

We  will  amend  our  Annual  Report  and  Quarterly   Reports  to  provide  the
certifications of Section 302 of the Sarbanes-Oxley Act of 2002 that conform to the language contained in Item 601(B)(31) of Regulation S-K and as requested.


                                     * * * *


In the event that you have any questions regarding our responses or require additional information, please contact me at (732) 438-0320.

                                                 Very truly yours,

                                                 /s/ Daryl Holcomb

                                                 Daryl Holcomb
                                                 Chief Financial Officer



cc:   Jeffrey Gordon, Staff Accountant